

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 21, 2017

Via e-mail
Mr. David W. Kalish
Senior Vice President and Chief Financial Officer
One Liberty Properties, Inc.
60 Cutter Mill Road
Great Neck, New York 11021

  Re: One Liberty Properties, Inc.
    Form 10-K for the Year Ended December 31, 2016
    Filed March 10, 2017
    File No. 1-09279

Dear Mr. Kalish:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Isaac Esquivel

         Isaac Esquivel
         Accountant
         Office of Real Estate
         & Commodities